Suite 1050, 400 Burrard Street	e: info@contactgold.com
Vancouver, British Columbia	p: +1 (604) 449-3361
V6C 3A6 Canada	w: contactgold.com

CONTACT GOLD REPORTS Q3 2019 FINANCIAL AND OPERATING RESULTS

Vancouver, B.C. (November 13, 2019) – Contact Gold Corp. (the "Company" or "Contact Gold") (TSXV: C) is pleased to announce its financial results for the three- and nine-months ended September 30, 2019, and to provide an update on exploration activities.

RECENT HIGHLIGHTS

•	Reported final results from the 4,660 metre 2019 drilling program at Pony Creek, including:
	o	Step-out and infill drilling at the Bowl Zone highlighted by:
		•	1.21 g/t Au over 12.19 meters in drill hole PC19-03
• and 0.88 g/t Au over 16.76 m
		•	0.80 g/t Au over 32.00 meters in drill hole PC19-02
• including 1.48 g/t Au over 13.72 m
	o	Expanded the footprint of gold mineralization with near surface zones intervals of oxidized gold at the Stallion and Appaloosa Zones, including:
		•	0.35 g/t Au over 64.01 metres in PC19-24
		•	0.30 g/t Au over 60.96 metres in PC19-25
•	Added and enhanced several high-quality drill targets at Pony Creek through a systematic exploration approach, including: "Mustang", "Elliott Dome", "Palomino", "DNZ", and "Pony Spur"
•	Signed a purchase option agreement on the past-producing Green Springs gold property
	o	Announced excellent cyanide solubility recoveries from the re-assay of prior operator reverse circulation (“RC”) sample splits at Green Springs, including:
		•	5.05 g/t Au over 39.6 metres from the Echo Zone
		•	1.19 g/t Au over 33.5 metres from the Charlie Zone
	o	Commenced drilling at Green Springs
•	Vended an option in the Cobb Creek property to Fremont Gold

Pony Creek

Pony Creek continued to deliver shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada. Since the establishment of Contact Gold in June 2017, the Company has reported having hit gold mineralization, including near-surface oxide gold, in 108 of the 117 holes drilled. In several instances RC drilling extended the depth of known gold mineralization from earlier shallower gold discoveries. Results through 2019 continued to fill gaps in our 2018 gold mineralization model, providing greater confidence in gold continuity as we work toward a resource estimate at the Bowl Zone. The Bowl Zone remains open for further expansion to the north, south and west.

New target generation remains a key focus at Pony Creek, with the large scale "Mustang", "Elliott Dome", "Palomino", "DNZ", and "Pony Spur" being advanced to drill-ready status. Data review, target refinement and advancement of the geological model are ongoing. Through the final quarter of 2019 we expect to refine targeting and budgets for the upcoming drill program.

Green Springs

Data compilation and interpretation is underway at the recently acquired, past-producing Green Springs project, with several high-priority targets considered drill-ready for current and future exploration programs. Particular focus has been on the construction of a 3D geology model to guide targeting within the near surface high grade oxide zones at Green Springs. With the necessary permits in hand, an initial drill test has recently been completed at the property.

SELECTED FINANCIAL DATA

The following selected financial data is derived from the Company’s unaudited condensed interim consolidated financial statements as at and for the three- and nine-months ended September 30, 2019 (the “Interim Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian $000s, except per share data.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018
Loss for the period	$2,159	$3,180	$7,601	$7,258
Other comprehensive loss (gain)	$(442)	$696	$1,194	$(1,205)
Loss and comprehensive loss	$1,718	$3,876	$8,795	$6,053
Basic and diluted loss per share	$0.03	$0.06	$0.11	$0.14

	As at September 30, 2019	As at December 31, 2018
Cash	$1,728	$545
Working capital	$1,831	$426
Total assets	$39,696	$40,861
Current liabilities	$407	$921
Preferred shares	$12,931	$11,590
Shareholders’ deficit	$26,276	$28,276

Losses attributable to shareholders for the three- and nine-months ended September 30, 2019 of $2.16 million and $7.60 million, respectively, include expenditures for (i) exploration and evaluation on the Company’s exploration properties (the “Contact Properties”) of $0.72 million and $2.38 million for each of the three- and nine-month periods, (ii) a write-down of two non-core exploration properties during the nine-months ended September 30, 2019 of $1.31 million; (iii) professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities in aggregate for the three- and nine-month periods of $0.51 million and $1.81 million, and (iv) non-cash stock-based compensation expense of $0.26 million and $0.72 million for each of the three- and nine-month periods. The Company also recognized the non-cash impacts from changes to the values of the preferred shares during each period, including accretion of $0.58 million and $1.62 million in the three- and nine-month periods ended September 30, 2019, and a gain on the change in fair value of the embedded derivatives of $0.03 million in the three-month period and loss of $0.07 million in the nine-month period.

During the three and nine-month periods ended September 30, 2019, exploration and evaluation expenditures predominantly related to activity at Pony Creek, including the evaluation and review of data generated through the 2018 and the 2019 drill programs. Approximately $2.01 million in expenditures had been incurred through the nine-months ended September 30, 2019 for exploration at Pony Creek (through September 30, 2018: $3.41 million), including the completion of 4,660 metres of RC drilling (same period, 2018: 10,860 metres).

Other comprehensive loss (gain) attributable to shareholders for the three- and nine-month periods ended September 30, 2019 was a gain of $0.44 million, and loss of $1.19 million, respectively (three- and nine-months ended September 30, 2018: gain of $0.70 million and $1.20 million). Other comprehensive loss (gain) reflects predominantly the foreign currency impact arising on the post-acquisition carrying value of the Contact Properties.

Net cash operating outflows for the nine-month periods ended September 30, 2019 and 2018 of $4.25 million and $5.23 million, respectively, reflect primarily (i) ongoing activity and exploration, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors at prior period end.

The Company’s has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred. Total assets at September 30, 2019 comprise primarily: exploration and evaluation properties carried at $37.20 million. The value of the Contact Properties at September 30, 2019 has decreased from December 31, 2018 as a result of i) a $1.31 million write-down on the decision to abandon certain non-core exploration properties, net of the acquisition of Green Springs, and ii) a $1.16 million foreign currency adjustment. At September 30, 2019 the Company had $1.73 million in cash and cash equivalents (December 31, 2018: $0.55 million).

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Total liabilities at September 30, 2019 include the value of the preferred shares ($12.93 million), payables and accruals ($0.37 million), and other liabilities ($0.12 million). At December 31, 2018, the balance of total liabilities included the value of the preferred shares ($11.59 million), and accounts payable and accruals ($0.89 million), and other liabilities ($0.11 million).

Accumulated other comprehensive loss of $0.69 million at September 30, 2019 (December 31, 2018: gain of $0.50 million) reflects the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Contact Properties since their acquisition.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:
John Wenger, Chief Financial Officer wenger@contactgold.com
John Glanville Director, Investor Relations glanville@contactgold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Scientific and Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a “qualified person” within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

All of the Contact Properties are early stage exploration properties and do not contain any mineral resource estimates as defined by NI 43-101. There has been insufficient exploration to define a mineral resource estimate at any of Contact Properties. Additional information about Pony Creek is summarized in the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA” prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold’s issuer profile on SEDAR at www.sedar.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated exploration activities of the Company on the Contact properties.

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These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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